Simpson Thacher & Bartlett llp

900 g street, nw

washington, d.c. 20001

telephone: +1-202-636-5500

facsimile: +1-202-636-5502

Direct Dial Number	E-mail Address

(202) 636-5806	ryan.brizek@stblaw.com

February 3, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stephen N. Packs, Senior Counsel

Re:	PGIM, Inc., et al. File No. 812-15325

Dear Mr. Packs:

On behalf of PGIM, Inc., PGIM Investments LLC, PGIM Private Real Estate Fund, Inc., PGIM Private Credit Fund and the other applicants listed in the above-referenced application (together, the “Applicants”), we are hereby submitting for filing by direct electronic transmission under the Investment Company Act of 1940, as amended (the “1940 Act”), a second amended and restated application for an order of exemption pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Second Amended Application”). The Second Amended Application includes revisions in response to comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) that were included in your e-mail correspondence dated November 29, 2022, as well as additional comments supplementally provided by the Staff on January 13, 2023 and January 25, 2023 (the “Comments”), to the amended application filed by the Applicants with the Commission on November 1, 2022 (the “Amended Application”).

In addition, we are providing the following response to the Comments. For convenience of reference, the comments of the Staff have been reproduced herein. Page numbers referenced in the Applicants’ responses contained herein with respect to the Comments correspond with page numbers in the Second Amended Application. Unless otherwise defined below, terms defined in the Second Amended Application and used below shall have the meanings given to them in Second Amended Application. This filing includes a PDF file of the Second Amended Application, marked to indicate all changes made with respect to the Amended Application by the Applicants in response to the Comments.

Securities and Exchange Commission	February 3, 2023

Comment 1. On page 2 (Introduction, Applicants Seeking Relief), footnote 3, please revise the reference to “Co-Investment Transactions” to read “co-investment transactions.”

Response: The requested change has been made.

Comment 2. On page 11 (Order Requested, Overview, Investment Process, Approval of Potential Co-Investment Transactions), please delete the second paragraph beginning with “Applicants represent that the use of Independent Parties has been common practice…” and ending with “…ensure that no pattern of abuse was extant.”

Response: The disclosure has been deleted as requested.

Comment 3. On page 14, ¶ 3 (Order Requested, Overview, Applicable Law, Section 17(d) and Section 57(a)(4)), please delete the clause “the availability of an applicable rule under the Act or” (following the two bullet points).

Response: The disclosure has been deleted as requested.

Comment 4. Please add disclosure explaining the exclusion of Prudential as an Applicant.

Response: The Applicants have added the requested disclosure.

Comment 5. Please add disclosure clarifying that PGIM Private Credit Fund will not rely on the requested Order until such time as it has filed its election on Form N-54A to be regulated as a business development company.

Response: The Applicants have added the requested disclosure.

*      *      *      *      *

Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ryan P. Brizek

cc:	Terri G. Jordan, Branch Chief
Debra Rubano, Esq.
Benjamin Wells, Esq.
Jacqueline Edwards, Esq.
John Dikmak Jr., Esq.

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